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                          June 22, 2023

       Alexandra MacLean, M.D.
       Chief Executive Officer
       Avenue Therapeutics, Inc
       1111 Kane Concourse, Suite 301
       Bay Harbor Islands, Florida 33154

                                                        Re: Avenue
Therapeutics, Inc
                                                            Registration
Statement on Form S-3
                                                            Filed June 16, 2023
                                                            File No. 333-272730

       Dear Alexandra MacLean:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David S. Wolpa